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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MAGELLAN HEALTH SERVICES, INC.

(Name of Issuer)

ORDINARY COMMON SHARES

(Title of Class of Securities)

CUSIP No. 559079207

(CUSIP Number)

ONEX CORPORATION
CANADA TRUST TOWER
161 BAY STREET - 49TH FLOOR
TORONTO, CANADA M5J 2S1 CANADA
ATTENTION: EWOUT R. HEERSINK
(416) 362-7711

COPIES TO:

JOEL I. GREENBERG, ESQ.
KAYE SCHOLER LLP
425 PARK AVENUE
NEW YORK, NEW YORK 10022
(212) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 559079207

1.	Name of Reporting Person: Magellan Holdings LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): PN

Page 2 of 12 Pages

CUSIP No. 559079207

1.	Name of Reporting Person: Onex Partners LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): PN

Page 3 of 12 Pages

CUSIP No. 559079207

1.	Name of Reporting Person: Onex Partners GP LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): PN

Page 4 of 12 Pages

CUSIP No. 559079207

1.	Name of Reporting Person: Onex Partners GP Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): CO

Page 5 of 12 Pages

CUSIP No. 559079207

1.	Name of Reporting Person: Onex Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): CO

Page 6 of 12 Pages

CUSIP No. 559079207

1.	Name of Reporting Person: Gerald W. Schwartz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0

14.	Type of Reporting Person (See Instructions): IN

Page 7 of 12 Pages

     This Amendment Number 5 (the “Fifth Amendment”) amends and supplements the Statement on Schedule 13D (the “Original Schedule 13D”) filed on January 16, 2004, the Amendment Number 1 to the Statement on Schedule 13D filed on May 11, 2005 (the “First Amendment”), the Amendment Number 2 to the Statement on Schedule 13D filed on May 27, 2005 (the “Second Amendment”), the Amendment Number 3 to the Statement on Schedule 13D filed on June 7, 2005 (the “Third Amendment”) and the Amendment Number 4 to the Statement on Schedule 13D filed on November 1, 2005 (the “Fourth Amendment,” together with the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment, the “Schedule 13D”), relating to the shares of Ordinary Common Stock , par value $.01 per share (“Ordinary Common Stock”), of Magellan Health Services, Inc., a Delaware corporation (the “Issuer”) previously filed by Magellan Holdings LP, a Delaware limited partnership (“Holdings”), Onex Partners LP, a Delaware limited partnership (“Partners”), Onex Partners GP LP, a Delaware limited partnership (“Partners GP LP”), Onex Partners GP Inc., a Delaware corporation (“Partners GP”), Onex Corporation, an Ontario corporation (“Onex”), and Mr. Gerald W. Schwartz (“Mr. Schwartz,” together with Holdings, Partners, Partners GP LP, Partners GP and Onex, the “Reporting Persons”). Rights to such Ordinary Common Stock were acquired pursuant to a stock purchase agreement dated as of December 18, 2003, between the Issuer and Holdings (the “Stock Purchase Agreement”), whereby Holdings purchased 8,415,580 shares of Multiple and Variable Vote Restricted Convertible Common Stock, par value $0.01 per share (“MV Common Stock”) of the Issuer, which are convertible at any time at the option of the holder into the same number of shares of Ordinary Common stock.
     Except as specifically provided herein, this Fifth Amendment does not modify any of the information previously reported on the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 is restated in its entirety to read as follows:
     Holdings has sold 3,762,713 shares of MV Common Stock pursuant to an underwritten offering, its entire position in the Issuer.
     Pursuant to the Stock Purchase Agreement and the terms of the Third Amended Joint Plan of Reorganization of the Issuer and certain of its subsidiaries under Chapter 11 of the United States Bankruptcy Code dated August 18, 2003, as amended (the “Plan of Reorganization”), Holdings has an outstanding commitment to purchase up to an additional 12,781 shares of MV Common Stock at a price of $9.78 per share, upon settlement of disputed claims of certain of the Issuer’s creditors. The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Reporting Person’s investment strategy, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Common Stock in particular, as well as other developments. Reporting Persons may from time to time acquire shares of Ordinary Common Stock in the open market or in privately negotiated transactions, subject to the availability of such shares at prices deemed favorable, the Issuer’s business or financial condition and to other factors and conditions the Reporting Persons deem appropriate, and may dispose of any shares it may acquire through open market or privately negotiated transactions.
     Except as set forth above in the two immediately preceding paragraphs, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer.
     (a) and (b). As of the date hereof, Holdings beneficially owns 0 shares of Ordinary Common Stock (which may be obtained at any time by conversion of shares of MV Common Stock held by Holdings), which constitutes 0% of the Issuer’s shares of Ordinary Common Stock. Shares beneficially owned by Holdings may be deemed as beneficially owned by each of Partners, Partners GP LP, Partners GP and Onex. As discussed above, such shares constitute 0% of the Issuer’s shares of Ordinary Common Stock. Mr. Schwartz may be deemed a beneficial owner of shares of Ordinary Common Stock beneficially owned by the other Reporting Persons but disclaims beneficial ownership of such shares.
     (c) On November 9, 2005, Holdings sold 3,762,713 shares of MV Common Stock at a per share price of $28.18 in an underwritten offering.
     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Ordinary Common Stock or MV Common Stock, except that limited partners of the Reporting Persons may receive distributions including a portion of such dividends or proceeds.
     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the MV Common Stock on November 9, 2005.
Item 7. Material to Be Filed as Exhibits.
1.	Joint Filing Agreement incorporated by reference to the Statement on Schedule 13D of Magellan Health Services Inc. filed with the Securities and Exchange Commission by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex Corporation and Mr. Gerald W. Schwartz on January 16, 2004.

2.	Amended and Restated Certificate of Incorporation of Magellan Health Services, Inc., as in effect on January 5, 2004, (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

3.	Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

Page 9 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2005

MAGELLAN HOLDINGS LP

By:	ONEX PARTNERS GP LP, its General Partner

By: ONEX PARTNERS GP INC., its General Partner

	By:		/s/ Robert M. Le Blanc

		Name:	Robert M. Le Blanc
		Title:	President

	By:		/s/ Anthony Munk

		Name:	Anthony Munk
		Title:	Vice President

ONEX PARTNERS LP

By:	ONEX PARTNERS PARTNERS GP LP, its General Partner

By: ONEX PARTNERS GP INC., its General Partner

	By:		/s/ Robert M. Le Blanc

		Name:	Robert M. Le Blanc
		Title:	President

	By:		/s/ Anthony Munk

		Name:	Anthony Munk
		Title:	Vice President

ONEX PARTNERS GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:		/s/ Robert M. Le Blanc

	Name:	Robert M. Le Blanc
	Title:	President

By:		/s/ Anthony Munk

	Name:	Anthony Munk
	Title:	Vice President

Page 10 of 12 Pages

ONEX PARTNERS GP INC.

By:	/s/ Robert M. LeBlanc

	Name:	Robert M. Le Blanc
	Title:	President

By:	/s/ Anthony Munk

	Name:	Anthony Munk
	Title:	Vice President

ONEX CORPORATION

By:	/s/ Donald Lewtas

	Name:	Donald Lewtas
	Title:	Authorized Signatory

GERALD W. SCHWARTZ

By:	/s/ Donald Lewtas

	Name:	Donald Lewtas
	Title:	Authorized Signatory for GERALD W. SCHWARTZ

Page 11 of 12 Pages

Index to Exhibits

Page No. in Sequential Numbering
Exhibit		System

1.	Joint Filing Agreement incorporated by reference to the Statement on Schedule 13D of Magellan Health Services Inc. filed with the Securities and Exchange Commission by Magellan Holdings LP, Onex Partners LP, Onex Partners GP LP, Onex Partners GP Inc., Onex Corporation and Mr. Gerald W. Schwartz on January 16, 2004.

2.	Amended and Restated Certificate of Incorporation of Magellan Health Services, Inc., as in effect on January 5, 2004, (incorporated by reference to Exhibit 2.9 to the Form 8-K filed with the Securities and Exchange Commission by the Issuer on January 6, 2004).

3.	Power of Attorney incorporated by reference to the Amendment to Form 4 for Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

Page 12 of 12 Pages